[CADWALADER, WICKERSHAM & TAFT LLP]

February 17, 2006


Daniel H. Morris
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:   J.P. Morgan Chase Commercial Mortgage Securities Corp.,
      Registration Statement on Form S-3 (File No. 333-130786)
      --------------------------------------------------------

Dear Mr. Morris:

We are acting as special counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced Registration Statement Submission (the "Registration Statement"). We have reviewed your letter dated January 24, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Registrant has revised and made conforming revisions throughout the Prospectus Supplement and Base Prospectus, as appropriate.


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2.    The Registrant or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant confirms that during the last twelve months, none of its affiliates has offered a class of asset-backed securities involving the same asset class that is contemplated by the Registration Statement.

3. The references to "other assets" refer to interest rate swap agreements, currency swap agreements or interest rate cap, collar or floor agreements that may be incorporated in a particular series in accordance with Item 1115 of Regulation AB. The Registrant has revised the Base Prospectus and Prospectus Supplement to remove reference to "other assets" and have replaced them with references to "any interest rate or currency swap or interest rate cap, floor or collar contracts" on the following pages: 3, 33, 42, 48, 62 and 69 of the Base Prospectus.

4. The Registrant confirms that the material terms to be included in the finalized agreements will either be disclosed as required by all applicable rules of the Securities Act of 1933, as amended, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

5. The Registrant has revised the Prospectus Supplement to incorporate the Annexes into the text of the document. See page S-56 of the Prospectus Supplement.

6. The indicated text on the cover of the Prospectus Supplement was revised. Please note that this language was included in the word file, but inadvertently hidden as a result of the formatting used. As a result, the changes to that text do not show up as marked text on the enclosed courtesy copies.

7.    The indicated text was deleted from the Prospectus Supplement.

8. The Registrant does not anticipate having any triggers for liquidation or amortization of the asset pool in any series but has included a placeholder for any disclosure that would be required by Item 1103(a)(3)(vii) of Regulation AB on page S-23 of the Prospectus Supplement.

9. The Registrant has revised the text on page S-3 of the Prospectus Supplement to include the identity of any counterparties to any derivative agreements (other than interest rate swap agreements).


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10.   The Registrant has revised the text on page S-23, and S-68 of the
      Prospectus Supplement to describe the criteria that must be satisfied by the substitute mortgage loans.

11. The Registrant believes static pool data is not material to the Registrant's transactions, for the reasons set forth below. We note, however, that it is possible, although the Registrant believes unlikely, that future circumstances could arise in which static pool data might be material to a particular transaction. In that event, the Registrant will include static pool data in the related Prospectus Supplement. In the event the Registrant determines it is not material, the Registrant will include the referenced risk factor in the Prospectus Supplement.

      The Registrant believes that its commercial mortgage backed securities ("CMBS") offerings do not benefit from static pool data, and such data may in some circumstances even be misleading. The requirement to provide static pool data is based on the premise that such information is predictive in nature--that an investor would benefit in its investment decision by knowing how previous pools of assets have performed. The Registrant does not believe that the pools that back CMBS fit that criteria because knowledge of how previous disparate pools of commercial mortgage loans have performed is not predictive of, or relevant to, another different (and perhaps substantially different) pool of mortgage loans. Unlike in CMBS offerings, static pool data is likely to be more material to investors in asset backed securities offerings containing high numbers of relatively homogenous assets underwritten to specified guidelines (such as residential mortgage loans, credit card receivables and automobile loans). In these types of asset backed securities transactions, investors rely, in part, on their assessment of the originator's underwriting ability, as shown by its disclosed underwriting criteria for asset origination and by performance of its prior originations, to judge the credit quality of the assets that are included in a particular transaction. The homogeneity of loans across pools and the use of established underwriting criteria for each pool make pool to pool comparisons material.

      In contrast, CMBS transactions include relatively fewer numbers of non-homogenous pool assets. Each property represents a separate and distinct business venture. As a result, each mortgage loan included in a CMBS offering requires a unique underwriting analysis. Moreover, credit underwriting for commercial mortgage loans differs fundamentally from credit underwriting for financial assets used to provide consumer credit. Credit decisions as to secured consumer credit receivables are based on the creditworthiness of the borrower as well as collateral value. Credit decisions with respect to unsecured consumer credit receivables are based primarily on the


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      creditworthiness of the borrower, since there is no collateral. For consumer credit financial assets, it is the borrower's income that is expected to service the debt, rather than income from any collateral. By contrast, debt service on most commercial mortgage loans is expected to be paid from income produced by the related property, and credit decisions are therefore made primarily by evaluating the actual or potential income of the property as well as the value of the property. Most commercial mortgage loans are non-recourse loans to single purpose entity borrowers, so that the borrowers' credit quality is almost entirely irrelevant. Evaluation of a commercial real estate project will instead be based on historical and expected future income and expenses of the property, and an assessment of event risks that may affect such income and expenses. It will also be based on an assessment of the ability of the net operating income of the property to service the scheduled payments on the loan (the "debt service coverage ratio") and the ratio of the loan amount to the appraised value of the property (the "loan-to-value ratio"), which is an indicator of whether a sale or refinancing of the mortgage loan will result in sufficient funds to repay the principal balance of the loan remaining at maturity.

      Accordingly, the disclosure in CMBS offerings focuses on the individual traits of each mortgage loan and the related property, rather than focusing on uniform underwriting criteria or on past performance of other pools originated by the sponsor. For example, publicly offered CMBS transactions typically disclose the net operating income, underwritten net cash flow, debt service coverage ratio and loan-to-value ratio of the property (or group of properties) securing each underlying mortgage loan. In addition, CMBS offerings typically provide investors with information to help them evaluate the likelihood of the continued performance of the properties, such as property type, location, age of property, and information about the largest tenants at the property as well as disclosure about the risk factors for investing in properties of the types included in the pools. Other types of asset backed securities transactions have much less comprehensive disclosure because there is no analogous information collected or evaluated in the credit process. In CMBS offerings, investors and rating agencies assess the individual credit quality of the underlying assets in a manner that would be impracticable and unnecessary for securities backed by more granular assets underwritten to specified actuarial parameters.

      The immateriality of static pool information in CMBS offerings is reinforced by the fact that rating agencies do not request static pool information for prior pools when assigning a rating to a CMBS offering. Instead, they review detailed asset summaries describing each loan and related mortgaged property and assign ratings to securities based on this review and numerous traits of each individual loan and property. In

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      effect, rating agencies re-underwrite many of the mortgage loans in a
      CMBS pool and size credit enhancement for each tranche of CMBS based on their own assessment of the creditworthiness of loans re-underwritten by them. In contrast, the rating agencies require extensive information regarding prior pool performance in residential mortgage backed securities offerings where it would be virtually impossible to re-underwrite individual mortgage loans. The Registrant believes that the historic focus of rating agencies and investors upon the traits of the individual mortgage loans and properties that comprise the securitized pool is appropriate and that the performance of prior pools of mortgage loans is immaterial.

12.   A form of Annex A has been provided to the Staff with this Letter.

13. The Registrant has revised the text on page S-58 of the Prospectus Supplement to include a description of the pool selection criteria.

14. The Registrant has revised the text on page S-58 of the Prospectus Supplement to indicate that no expenses associated with the selection or acquisition of the mortgage loans are paid from offering proceeds.

15. The Registrant has added text on page S-84 including the requested placeholder.

16. The Registrant confirms that it will provide as exhibits by way of a Form 8-K filing, subsequent to the issuance of a particular series of certificates, any enhancement or support agreements or agreements regarding derivative instruments applicable to such series of certificates.

17. The Registrant has revised the text on pages S-95 and S-96 of the Prospectus Supplement to include certain additional disclosure on credit support payments and mortgage loan modifications.

18. The Registrant has revised the text on page S-95 of the Prospectus Supplement to include certain additional disclosure regarding delinquency and loss information.

19. The Registrant has revised the text on page S-58 of the Prospectus Supplement to include the requested delinquency information.

20. The Registrant does not know if there will be any other accounts beside the remarketing account for a particular series of certificates. In the event a particular series of certificates is structured such that an additional account is required, the Registrant will


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      include any appropriate disclosure in the Prospectus Supplement. In the event the Registrant determines that inclusion of an additional account would be a fundamental change to the terms of the Base Prospectus, the Registrant will file a post-effective amendment to the registration statement at that time to incorporate disclosure regarding such new account.

21. The Registrant confirms that each series will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

22. The Registrant confirms that no series will include nonperforming assets in the asset pool.

23. The Registrant will only include MBS assets in a particular mortgage pool if (1) the MBS assets are either registered, or exempt from registration, under the Securities Act, or (2) the MBS assets are not registered or exempt from registration under the Securities Act and
      (A) neither the issuer of the MBS assets nor any of its affiliates has a direct of indirect agreement, arrangement, relationship or understanding, written or otherwise, relating to the MBS assets and the particular series of certificates being offered by the Registrant, (B) neither the issuer of the MBS assets nor any of its affiliates is an affiliate of the sponsor, the Registrant, the issuing entity or any underwriter of the particular series of certificates being offered by the Registrant, and (C) the depositor would be free to publicly resell the MBS assets without registration under the Act.


      If MBS assets are included in the asset pool related to a particular series of certificates being offered by the Registrant, the Registrant will include all applicable disclosure with respect to the MBS assets, including disclosure of the composition of the related asset pool.

24. The Registrant notes the Staff's comment and understands that mortgage participations are themselves securities and may only be included as part of an asset pool of a series if registered or have an exemption from registration.

25. The Registrant has deleted the reference to "general corporate purposes" from the Base Prospectus.


We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.



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CADWALADER





If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.





Best regards,

/s/  Frank Polverino

Frank Polverino


cc:   Bianca A. Russo, Esq.
      Michael Gambro, Esq.